Exhibit 1

UCI Holdings Limited

UCI Holdings Limited Reports Results of Operations for

Fourth Quarter 2013

LAKE FOREST, IL March 4, 2014 – UCI Holdings Limited, the parent company of UCI International, Inc. (“UCI”), today announced UCI’s results for the fourth quarter ended December 31, 2013. Net sales of $245.6 million increased 3.0% from the $238.5 million reported for the fourth quarter of 2012. The company, a leading manufacturer of vehicle replacement parts, reported that net sales increased in the OEM (original equipment manufacturer) and OES (new car dealer service) channels, and declined in the retail, traditional and heavy duty channels.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, as adjusted, was $29.1 million for the fourth quarter, compared to $39.8 million in the year-ago quarter. The reconciliation of net income to adjusted EBITDA, a non-GAAP measure of financial performance, is set forth in Schedule A.

Comprehensive income for the quarter was $27.4 million, including $7.5 million, net of tax, in special items, consisting primarily of restructuring costs, patent litigation settlement costs, a trademark impairment charge, business optimization costs, costs of obtaining new business, adjustment of an environmental accrual and costs related to implementation of our cost sharing and manufacturing arrangements with FRAM Group. Excluding these items, adjusted comprehensive income (a non-GAAP measure) would have been $34.9 million for the quarter. Adjusted comprehensive loss for the fourth quarter of 2012 was $15.1 million, excluding $3.6 million, net of tax, in special items, consisting primarily of business optimization costs, restructuring costs, costs related to implementation of our cost sharing and manufacturing arrangements with FRAM Group, adjustment of an environmental accrual and corporate transactional costs.

For the year ended December 31, 2013, net sales were $995.9 million, compared to $984.5 million in 2012. Adjusted EBITDA for 2013 was $114.7 million compared to $159.2 million for 2012.

“We continue to see positive sales volume, particularly in the OEM and OES channels,” said Bruce Zorich, Chief Executive Officer of UCI. “As has been the case through much of 2013, however, our results were impacted by lower margins due to higher material costs, startup costs for our OEM rollouts, lower customer pricing and increased sales of lower margin products, partially offset by our ongoing integration savings and cost reduction programs.”

As of December 31, 2013, the company’s cash on hand was $76.6 million, and total debt was $691.0 million.

Conference Call

UCI will host a conference call to discuss its results and performance on Wednesday, March 5, at 11:00 a.m. Eastern Time (ET). Interested parties are invited to listen to the call by telephone. Domestic callers can dial (800) 637-1381. International callers can dial (502) 498-8424.

A replay of the call will be available from March 6 for a 14 day period, at www.uciholdings.com. Click on the UCI 2013 4th Quarter Results button.

About UCI International, Inc.

UCI International, Inc. is among North America’s largest and most diversified companies servicing the vehicle replacement parts market. We supply a broad range of products to the automotive, trucking, marine, mining, construction, agricultural and industrial vehicle markets. Our customer base includes leading aftermarket companies as well as a diverse group of original equipment manufacturers.

Forward Looking Statements

All statements, other than statements of historical facts, included in this press release and the attached report that address activities, events or developments that UCI expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements give UCI’s current expectations and projections relating to the financial condition, results of operations, plans, objectives, future performance and business of UCI and its subsidiaries. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They are subject to uncertainties and factors relating to UCI’s operations and business environment, all of which are difficult to predict and many of which are beyond UCI’s control. UCI cautions investors that these uncertainties and factors could cause UCI’s actual results to differ materially from those stated in the forward-looking statements. UCI cautions that investors should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, UCI undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

For More Information, Contact:

Ricardo Alvergue, Chief Financial Officer (847) 482-4165

UCI Holdings Limited

Condensed Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012
Net sales
Third party net sales	$233,256	$222,337	$927,996	$928,115
Related party net sales	12,315	16,152	67,934	56,382

Total net sales	245,571	238,489	995,930	984,497
Cost of sales	198,073	178,989	803,973	745,995

Gross profit	47,498	59,500	191,957	238,502
Operating expenses
Selling and warehousing	(17,708)	(16,798)	(70,910)	(67,413)
General and administrative	(10,218)	(13,775)	(47,039)	(58,662)
Amortization of acquired intangible assets	(5,547)	(5,539)	(22,176)	(22,165)
Restructuring costs, net	(4,657)	(1,413)	(7,593)	(5,877)
Trademark impairment loss	(2,000)	—	(2,000)	—
Patent litigation costs	(2,200)	—	(2,200)	—
Antitrust litigation costs	(17)	(61)	(198)	(1,228)

Operating income	5,151	21,914	39,841	83,157
Other expense
Interest expense, net	(13,687)	(13,561)	(51,453)	(54,765)
Miscellaneous, net	(1,637)	(1,299)	(3,623)	(6,188)

(Loss) income before income taxes	(10,173)	7,054	(15,235)	22,204
Income tax benefit (expense )	3,162	304	2,993	(7,577)

Net (loss) income	(7,011)	7,358	(12,242)	14,627

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	800	438	1,318	1,930
Pension and OPEB liability, net of tax	33,594	(26,489)	35,545	(11,085)

Total other comprehensive income (loss)	34,394	(26,051)	36,863	(9,155)

Comprehensive income (loss)	$27,383	$(18,693)	$24,621	$5,472

UCI Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands)

	December 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$76,619	$78,917
Accounts receivable, net	221,872	227,542
Related party receivables	17,179	19,872
Inventories	202,412	175,291
Deferred tax assets	30,256	28,877
Other current assets	22,776	27,105

Total current assets	571,114	557,604
Property, plant and equipment, net	168,772	160,174
Goodwill	309,703	309,102
Other intangible assets, net	373,433	399,585
Deferred financing costs, net	14,622	17,483
Other long-term assets	4,115	3,732

Total assets	$1,441,759	$1,447,680

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$152,052	$132,803
Current maturities of long-term debt	3,176	3,177
Related party payables	587	734
Product returns liability	42,031	45,956
Interest payable	13,081	13,177
Accrued expenses and other current liabilities	58,665	56,320

Total current liabilities	269,592	252,167
Long-term debt, less current maturities	687,860	690,748
Pension and other post-retirement liabilities	62,256	120,093
Deferred tax liabilities	122,983	110,965
Long-term related party payables	361	—
Other long-term liabilities	2,925	2,546

Total liabilities	1,145,977	1,176,519
Contingencies
Shareholder’s equity
Common stock	320,038	320,038
Retained deficit	(17,485)	(5,243)
Accumulated other comprehensive loss	(6,771)	(43,634)

Total shareholder’s equity	295,782	271,161

Total liabilities and shareholder’s equity	$1,441,759	$1,447,680

UCI Holdings Limited

Condensed Consolidated Statements of Cash Flows

(in thousands)

	Twelve Months Ended December 31,
	2013	2012
Net cash provided by operating activities	$39,865	$51,842

Cash flows from investing activities:
Capital expenditures	(40,619)	(36,786)
Proceeds from sale of property, plant and equipment	1,448	1,968

Net cash used in investing activities	(39,171)	(34,818)

Cash flows from financing actvities:
Issuances of borrowings	—	500
Debt repayments	(3,089)	(6,552)
Equity contribution	—	38

Net cash used in financing activities	(3,089)	(6,014)
Effect of exchange rate changes on cash	97	210

Net (decrease) increase in cash and cash equivalents	(2,298)	11,220
Cash and cash equivalents at beginning of period	78,917	67,697

Cash and cash equivalents at end of period	$76,619	$78,917

Schedule A

Reconciliation of EBITDA to Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense (benefit), net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Adjusted EBITDA presented herein is also a financial measure used by our strategic owner to measure operating performance. Adjusted EBITDA is calculated as EBITDA adjusted to exclude items of a significant or unusual nature that cannot be attributed to ordinary business activities, such as business optimization costs, restructuring costs and costs related to implementation of cost sharing arrangements with FRAM Group. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

(dollars in millions)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012
Net (loss) income	$(7.0)	$7.3	$(12.2)	$14.6
Income tax (benefit) expense	(3.1)	(0.3)	(3.0)	7.6
Net interest expense	13.6	13.6	51.4	54.8
Depreciation and amortization expense	13.4	13.4	52.8	52.2

EBITDA	16.9	34.0	89.0	129.2
Business optimization costs	1.2	3.2	8.5	14.6
Restructuring costs, net	4.7	1.4	7.6	5.9
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group	0.5	0.5	4.6	7.1
Patent litigation costs	2.2	—	2.2	—
Trademark impairment loss	2.0	—	2.0	—
New business changeover and sales commitment costs	1.0	—	1.6	0.5
Environmental accrual adjustment	0.7	0.5	0.7	0.5
Cost of defending class action and other litigation	(0.1)	—	0.4	1.2
Non-operating expenses	—	0.2	0.1	0.2
Gain on forgiveness of debt	—	—	(0.1)	—
Collection of tax refunds	—	—	(1.9)	—

Adjusted EBITDA	$29.1	$39.8	$114.7	$159.2